August 3, 2016

VIA EDGAR CORRESPONDENCE

Mr. Carlos Pacho Senior Assistant Chief Accountant United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, DC 20549

Re:	Community Health Systems, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 17, 2016
File No. 001-15925

Dear Mr. Pacho:

On behalf of Community Health Systems, Inc. (the “Company”), I am writing in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter, dated July 21, 2016, relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 filed with the Commission on February 17, 2016. As mentioned in a conversation with Ivette Leon, Assistant Chief Accountant, earlier today, the Company is reviewing the issues raised by the Staff in the letter with its advisors and intends to respond to the letter on or before August 11, 2016.

Please call me at the number above with any questions or concerns about the foregoing.

Sincerely,

/s/ Kevin Douglas
Kevin Douglas

cc:	Wayne T. Smith

Community Health Systems, Inc.

W. Larry Cash

Community Health Systems, Inc.

Rachel A. Seifert, Esq.

Community Health Systems, Inc.